Mail Stop 6010

May 3, 2007

Mr. Paul S. Weiner
Chief Financial Officer
Palomar Medical Technologies, Inc.
82 Cambridge Street
Burlington, Massachusetts 01803

        RE: **Palomar Medical Technologies, Inc.**
                 Form 10-K for the year ended December 31, 2006
                 File No. 1-11177

Dear Mr. Weiner:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Martin F. James
                      Senior Assistant Chief Accountant